================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___ )*

                                 ARTISOFT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   04314L 20 5
                                 (CUSIP Number)

                                  JOHN P. WARD
                           75 STATE STREET, SUITE 2500
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 345-7200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 28, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 2 OF 13 PAGES
---------------------                                         ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.

              M/C Venture Partners V, L.P.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              04-3526474
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
              (a)
              (b)
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF                          0
     SHARES                ----------- -----------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           17,565,431
 EACH REPORTING            ----------- -----------------------------------------
     PERSON                    9       SOLE DISPOSITIVE POWER
      WITH                             0
                           ----------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       17,565,431
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,565,431
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 3 OF 13 PAGES
---------------------                                         ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.

              M/C VP V, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              04-3526473
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
              (a)
              (b)
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF                          0
     SHARES                ----------- -----------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           17,565,431
 EACH REPORTING            ----------- -----------------------------------------
     PERSON                    9       SOLE DISPOSITIVE POWER
      WITH                             0
                           ----------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       17,565,431
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,565,431
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 4 OF 13 PAGES
---------------------                                         ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.

              M/C Venture Investors, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              04-3459400
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
              (a)
              (b)
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF                          0
     SHARES                ----------- -----------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           17,565,431
 EACH REPORTING            ----------- -----------------------------------------
     PERSON                    9       SOLE DISPOSITIVE POWER
      WITH                             0
                           ----------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       17,565,431
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,565,431
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 5 OF 13 PAGES
---------------------                                         ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.

              Chestnut Venture Partners, L.P.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              04-3545072
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
              (a)
              (b)
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF                          0
     SHARES                ----------- -----------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           17,565,431
 EACH REPORTING            ----------- -----------------------------------------
     PERSON                    9       SOLE DISPOSITIVE POWER
      WITH                             0
                           ----------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       17,565,431
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,565,431
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 6 OF 13 PAGES
---------------------                                         ------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.

              Chestnut Street Partners, Inc.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              04-2922556
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
              (a)
              (b)
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
------------- ------------------------------------------------------------------
     5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF                          0
     SHARES                ----------- -----------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           17,565,431
 EACH REPORTING            ----------- -----------------------------------------
     PERSON                    9       SOLE DISPOSITIVE POWER
      WITH                             0
                           ----------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       17,565,431
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,565,431
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              51.7%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 7 OF 13 PAGES
---------------------                                         ------------------

Item 1. Security and Issuer
        -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Artisoft, Inc., a corporation incorporated under the laws of the State of Delaware ("Artisoft" or the "Issuer"). The principal executive offices of the Issuer are located at 5 Cambridge Center, Cambridge, Massachusetts 02142.

Item 2. Identity and Background
        -----------------------

(a) This Statement is being filed by (1) M/C Venture Partners V, L.P. ("M/C Venture Partners V"); (2) M/C VP V, LLC ("M/C VP V"), which is the sole general partner of M/C Venture Partners V; (3) M/C Venture Investors, LLC ("M/C Venture Investors"); (4) Chestnut Venture Partners, L.P. ("Chestnut Venture Partners"); and (5) Chestnut Street Partners, Inc. ("Chestnut Street Partners"), which is the sole general partner of Chestnut Venture Partners (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The residence or business address of each of the Reporting Persons is 75 State Street, Suite 2500, Boston, Massachusetts 02109.

(c) The principal business of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners is investing in securities and other investment instruments. The principal business of M/C VP V and Chestnut Street Partners is to act as general partner of M/C Venture Partners V and Chestnut Venture Partners, respectively.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of M/C Venture Partners V and Chestnut Venture Partners are Delaware limited partnerships. Each of M/C VP V and M/C Venture Investors are Delaware limited liability companies. Chestnut Street Partners is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     On September 28, 2004, M/C Venture Partners V acquired 16,579,463 shares of Common Stock of the Issuer for a total purchase price of $18,877,376.57. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     On September 28, 2004, M/C Venture Investors acquired 308,852 shares of Common Stock of the Issuer for a total purchase price of $351,658.89. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     On September 28, 2004, Chestnut Venture Partners acquired 677,116 shares of Common Stock of the Issuer for a total purchase price of $770,964.28. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 8 OF 13 PAGES
---------------------                                         ------------------

Item 4. Purpose of Transaction
        ----------------------

     The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, or options or other derivative securities related to the shares of Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

     Each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners (collectively, the "M/C Entities") acquired its respective shares of Common Stock pursuant to a stock purchase agreement, entered into as of September 28, 2004 by and between the Issuer, the M/C Entities and the other investors named therein. The stock purchase agreement provides for the purchase and sale of an aggregate of 24,159,468 shares of Common Stock at a price per share of $1.1386, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Artisoft has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Artisoft in the stock purchase agreement. The stock purchase agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting a majority-in-interest of the shares held by the investors (subject to certain conditions).

BOARD OF DIRECTORS

     The stock purchase agreement provides that the size of Artisoft's board of directors be set at seven members, with the board initially consisting of (1) the chief executive officer of Artisoft, (2) one member designated by the former holders of Artisoft's series B preferred stock, (3) one member designated by the former holders of Artisoft's series C preferred stock, (4) two members designated by the M/C Entities and (5) two other directors designated by mutual agreement of the M/C Entities and Artisoft's board of directors. Pursuant to these provisions, the M/C Entities have designated John P. Ward and Matthew J. Rubins as directors of Artisoft and the M/C Entities and Artisoft's board of directors have mutually agreed to designate Michael P. Downey and Francis E. Girard, each an existing Artisoft director, as Artisoft directors.

     Following March 28, 2005, the stock purchase agreement provides that Artisoft's board of directors will consist of (1) its chief executive officer,
(2) one member designated by Special Situations Fund III, L.P., another investor under the stock purchase agreement, so long as Special Situations Fund III, L.P. and its affiliates continue to beneficially own at least 50% of the shares of Artisoft's common stock acquired upon the conversion of their shares of Artisoft's series B preferred stock, and otherwise, one member designated by the former holders of Artisoft's series B preferred stock and series C preferred stock, (3) two members designated by the M/C Entities and (4) three directors with relevant industry experience designated by the M/C Entities and Artisoft's board of directors.

     The investors' designees are entitled to membership on the compensation and nominating committees of the board of directors.

COVENANTS

     Artisoft's affirmative covenants under the stock purchase agreement include obligations related to providing specified significant investors with a right of first refusal on future issuances of securities by Artisoft; seeking a listing of its common stock on the Nasdaq National Market, Nasdaq SmallCap Market or the American Stock Exchange; increasing the shares available for issuance under its stock incentive plan to 8,768,865; using a portion of the proceeds from the financing for the acquisition of substantially all of the assets of Vertical Networks Incorporated other than patents and patent rights pursuant to the terms of an asset purchase agreement entered into on September 23, 2004; maintaining insurance; indemnifying and reimbursing the expenses of directors; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is

---------------------                                         ------------------
CUSIP NO. 04314L 20 5                    13D                  PAGE 9 OF 13 PAGES
---------------------                                         ------------------

delayed); providing information required by Rule 144 under the Securities Act of 1933; and amending Artisoft's certificate of incorporation to the extent necessary to reflect the transactions contemplated by the stock purchase agreement.

     Artisoft's negative covenants relate to obligations not to, without the prior consent of the M/C Entities, enter into a transaction involving a change in control of Artisoft; incur indebtedness in excess of $3.0 million; create any security with an equity component unless that security is junior to the common stock or, subject to specified exceptions, issue any equity securities; transfer its intellectual property; repurchase, redeem or pay dividends on any shares of capital stock (except for dividends or other distributions payable on the common stock solely in the form of additional shares of common stock); grant stock options that are not authorized by a vote of the board of directors or its compensation committee; liquidate or dissolve; change the size of Artisoft's board of directors; amend Artisoft's certificate of incorporation or bylaws; change the nature of Artisoft's business; or alter the voting rights of shares of Artisoft's capital stock in a disparate manner.

REGISTRATION RIGHTS

     Artisoft has agreed to register, under the Securities Act of 1933, the shares issued and sold under the stock purchase agreement for resale by the investors. Artisoft has agreed to file with the Securities and Exchange Commission the registration statement with respect to this registration by November 12, 2004 and to use its best efforts to cause the registration statement to become effective on or before December 31, 2004. If the registration statement is not declared effective by the SEC on or prior to March 31, 2005 or if the registration statement, after being declared effective, ceases to be effective and available for any continuous period that exceeds 30 days or for one or more periods that exceed in the aggregate 60 days in any 12-month period, Artisoft will be required to pay each investor in the financing liquidated damages in an amount equal to 1% of the aggregate purchase price paid by the investor under the purchase agreement (not to exceed 9% of such purchase price, in the aggregate). Artisoft has also made other customary agreements regarding this registration, including matters relating to indemnification; maintenance of the registration statement; payment of expenses; and compliance with state "blue sky" laws.

     Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) (b) As of the date of this Statement, M/C Venture Partners V is the record holder of 16,579,463 shares of Common Stock (the "M/C Venture Partners V Shares"), M/C Venture Investors is the record holder of 308,852 shares of Common Stock (the "M/C Venture Investors Shares") and Chestnut Venture Partners is the record holder of 677,116 shares of Common Stock (the "Chestnut Venture Partners Shares"). As sole general partner of M/C Venture Partners V, M/C VP V may be deemed to beneficially own the M/C Venture Partners V Shares. As sole general partner of Chestnut Venture Partners, Chestnut Street Partners may be deemed to beneficially own the Chestnut Venture Partners Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, managing members and stockholders, as the case may be, each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners may be deemed to share the power to direct the disposition and vote of the M/C Venture Partners V Shares, the M/C Venture Investors Shares and the Chestnut Venture Partners Shares, for an aggregate of 17,565,431 shares of Common Stock (the "Record Shares"). The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

     The Record Shares represent approximately 51.7% of the Common Stock outstanding, based upon 33,980,975 shares of Common Stock reported by the Issuer to be outstanding as of October 5, 2004.

---------------------                                        -------------------
CUSIP NO. 04314L 20 5                    13D                 PAGE 10 OF 13 PAGES
---------------------                                        -------------------

     (c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

     Except for the stock purchase agreement and the transactions described in this Statement, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
        --------------------------------

Exhibit 1.        Agreement of Joint Filing

Exhibit 2.        Power of Attorney

Exhibit 3. Stock Purchase Agreement, dated as of September 28, 2004, by and among Artisoft, Inc., and the investors set forth therein incorporated by reference to Exhibit 10.01 to the Issuer's Current Report on Form 8-K filed with the Commission on October 4, 2004.

---------------------                                        -------------------
CUSIP NO. 04314L 20 5                    13D                 PAGE 11 OF 13 PAGES
---------------------                                        -------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.


Date: October 6, 2004


M/C VENTURE PARTNERS V, L.P.

By:     M/C VP V, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


M/C VP V, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


M/C VENTURE INVESTORS, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


CHESTNUT VENTURE PARTNERS, L.P.

By:     CHESTNUT STREET PARTNERS, INC.

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, as Attorney in Fact


CHESTNUT STREET PARTNERS, INC.

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, as Attorney in Fact

---------------------                                        -------------------
CUSIP NO. 04314L 20 5                    13D                 PAGE 12 OF 13 PAGES
---------------------                                        -------------------

                                                                       Exhibit 1
                                                                       ---------

                            AGREEMENT OF JOINT FILING
                            -------------------------

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Artisoft, Inc.

        EXECUTED this 6th day of October, 2004.


M/C VENTURE PARTNERS V, L.P.

By:     M/C VP V, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


M/C VP V, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


M/C VENTURE INVESTORS, LLC

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, Manager


CHESTNUT VENTURE PARTNERS, L.P.

By:     CHESTNUT STREET PARTNERS, INC.

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, as Attorney in Fact


CHESTNUT STREET PARTNERS, INC.

By:     /s/ John P. Ward
        --------------------------------
        John P. Ward, as Attorney in Fact

---------------------                                        -------------------
CUSIP NO. 04314L 20 5                    13D                 PAGE 13 OF 13 PAGES
---------------------                                        -------------------

                                                                       Exhibit 2
                                                                       ---------
                                POWER OF ATTORNEY
                                -----------------

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John P. Ward and Matthew J. Rubins, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 and
Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 6th day of October, 2004.


                                        M/C VENTURE PARTNERS V, L.P.

                                        By:     M/C VP V, LLC

                                        By:     /s/ John P. Ward
                                                --------------------------------
                                                John P. Ward, Manager

                                        M/C VP V, LLC

                                        By:     /s/ John P. Ward
                                                --------------------------------
                                                John P. Ward, Manager

                                        M/C VENTURE INVESTORS, LLC

                                        By:     /s/ John P. Ward
                                                --------------------------------
                                                John P. Ward, Manager

                                        CHESTNUT VENTURE PARTNERS, L.P.

                                        By:     CHESTNUT STREET PARTNERS, INC.

                                        By:     /s/ Jim Wade
                                                --------------------------------
                                                Jim Wade, Vice President

                                        CHESTNUT STREET PARTNERS, INC.

                                        By:     /s/ Jim Wade
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                                                Jim Wade, Vice President